UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to
Commission file number 1-3932
Full title of plan:         WHIRLPOOL 401(k) RETIREMENT PLAN
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WHIRLPOOL CORPORATION
Global Headquarters
2000 North M-63
Benton Harbor, MI 49022-2692

WHIRLPOOL 401(k) RETIREMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Years Ended December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Whirlpool 401(k) Committee
Whirlpool 401(k) Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the Whirlpool 401(k) Retirement Plan as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Whirlpool 401(k) Retirement Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Whirlpool 401(k) Retirement Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois
June 23, 2017

WHIRLPOOL 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
Employer contributions receivable	$2,991,487	$2,317,291
Investments at fair value	2,372,271,847	2,160,724,839
Notes receivable from participants	51,988,284	50,553,885
Net assets available for benefits	$2,427,251,618	$2,213,596,015
See accompanying notes to financial statements.

WHIRLPOOL 401(k) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2016	2015
Additions
Investment income:
Net appreciation in fair value of investments:
Net appreciation (depreciation) in fair value of investments	$180,708,458	$(92,508,424)
Dividends on Whirlpool Corporation common stock	5,663,921	4,959,479
Other dividend income	19,186,116	18,075,648
Interest income	6,264,998	6,330,454
Total investment income (loss)	211,823,493	(63,142,843)
Interest income on notes receivable from participants	2,203,255	2,159,258
Contributions:
Employer contributions	78,058,180	74,873,593
Participant contributions	94,598,283	90,368,031
Rollover contributions	5,627,073	13,433,917
Total contributions	178,283,536	178,675,541
Total additions	392,310,284	117,691,956
Deductions
Benefit payments	176,984,107	185,990,941
Administrative expenses	1,670,574	1,762,582
Total deductions	178,654,681	187,753,523
Net increase (decrease) in net assets available for benefits prior to transfers	213,655,603	(70,061,567)
Transfers from qualified plan	—	220,034
Net assets available for benefits:
Beginning of year	2,213,596,015	2,283,437,548
End of year	$2,427,251,618	$2,213,596,015
See accompanying notes to financial statements.

WHIRLPOOL 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015
(1)    DESCRIPTION OF PLAN
The Whirlpool 401(k) Retirement Plan (the Plan) is a defined-contribution plan sponsored by Whirlpool Corporation (referred to herein as the Employer, Company, Plan Sponsor, or Whirlpool). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility and Participant Contributions
U.S.-based full-time and part-time employees of Whirlpool are eligible to participate upon employment. Participation in the Plan is voluntary. The Plan allows each participant to make tax-deferred contributions to the Plan by payroll deduction, each payroll period, in any whole percentage of eligible earnings up to 75%. Additionally, certain employees may make tax-deferred contributions to the Plan by directing a portion of any annual bonus due to the participant (up to 75% of such bonus) to be deposited into the Plan.
New employees are automatically enrolled in the Plan at 5% unless they affirmatively opt out of the Plan or make a different deferral election. Employees who are not participating or are participating at less than 5% are automatically re-enrolled in the Plan on an annual basis at 5%, unless they affirmatively opt out of re-enrollment. If a participant has been automatically enrolled or affirmatively elects to defer a portion of eligible earnings less than 15%, the participant’s deferral percentage will automatically be increased by 1% each January 1 until reaching 15%, unless the participant opts out of such increases.
The Plan limits participant contributions to the maximum allowable annual contribution as determined by the Internal Revenue Code (the IRC).
Participants who have attained age 50 by the end of the plan year are eligible to make catch-up contributions, in excess of such limits, but subject to the limitations of Section 414(v) of the IRC.
Participant contribution elections are made and can be adjusted on a daily basis by giving notice to the custodian via the voice response system, website, or customer service representative, to be effective, in most cases, as of the beginning of the next payroll period.
Employer Contributions, Vesting and Investment Options
The Plan’s provisions for the Employer’s discretionary matching contribution are to provide up to a 100% match of the first 3% of employee contributions and 50% of the next 2% of employee contributions. Employees are also eligible to receive an automatic Whirlpool contribution equal to 3% of the employee’s eligible compensation. Employer discretionary matching and automatic contributions and tax-deferred contributions are 100% vested at all times.
Company contributions may be made in the form of cash or Whirlpool Corporation common stock. For the 2016 and 2015 plan years, $78,058,180 and $74,873,593 of the Company’s contributions, respectively, were made in cash. No contributions were made in shares of Company stock during 2016 and 2015. The Plan does not restrict the participant’s ability to transfer amounts out of the Whirlpool Corporation Common Stock Fund, subject to the Company’s insider trading policy.
The Plan has an employee stock ownership plan (the Whirlpool ESOP Plan) component within its Whirlpool Corporation Stock Fund. Automatic contributions made in Company stock may be initially invested in the Whirlpool ESOP Plan. Participants have the option to reinvest dividends in additional shares of Whirlpool stock in the Whirlpool ESOP Plan or to receive a cash payout quarterly. All dividends are 100% vested.
The participants’ contributions and the Employer’s discretionary matching and automatic cash contributions are invested in funds selected by the applicable participant. If a participant does not make an affirmative investment election, any contributions will be invested in the applicable target retirement fund with a target year closest to the year in which the participant will reach age 65.
A self-directed brokerage account is offered whereby participants can choose to invest a portion of their accounts in investments outside the Plan’s fund lineup. Special contribution, loan, distribution, withdrawal, and fee allocation rules apply to self-directed brokerage accounts.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Benefit Payments
Upon termination, a participant with an account balance of $1,000 or less will receive a single lump-sum cash distribution equal to the value of his or her account. Participants with an account balance that exceeds $1,000 but does not exceed $5,000 will have their balance rolled over to an individual retirement account unless they elect to receive a distribution in cash. Participants with account balances in excess of $5,000 may elect to receive a lump-sum distribution, a monthly, quarterly, or annual installment option over a period of up to 10 years, roll over their account balances to an eligible retirement plan, or leave their account balances in the Plan.
Participant Accounts
Deposits and withdrawals from each investment fund and transfers among investment funds are made at the direction of the participants. The plan administrator is responsible for determining that such transactions are in accordance with the Plan.
Income, including market value adjustments, under each of these funds is allocated to the participants’ accounts daily based on each participant’s equity in the fund. Self-directed brokerage accounts are segregated accounts within the trust fund and are treated for investment purposes as an investment of the account of the participant who has the self-directed brokerage account.
The benefit to which a participant is entitled is equal to the value of the participant’s account.
Plan investments are made in accordance with the participants’ directions in the manner specified in the trust agreement and in accordance with the stated investment policies of the respective funds.
Loans
The Plan provides for loans to participants in amounts up to the lesser of 50% of the eligible portion of a participant’s account balance or $50,000 reduced by the highest balance of all plan loans within the preceding 12 months, with a minimum loan amount of $500. Such loans are allocated to a separate loan account and treated for investment purposes as an investment of the account of the participant who received the loan.
Plan Termination
The Employer has not expressed any intent to terminate the Plan; however, it is free to do so at any time subject to the provisions of the IRC and ERISA.
(2)    SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Payment of Benefits
Benefits are recorded when paid, except for loans in default which are accounted for as distributions and included in benefit payments at that time.
Investments Held by the Trust
All the investments of the Plan are held by the trust. The custodian invests assets of the trust according to the participants’ directions. Contributions, loan distributions and repayments, and benefit payments are specifically identified to the fund or funds within the trust to which assets of the Plan are credited. Except with respect to self-directed brokerage accounts and participant loans, which are segregated accounts, investment income and related expenses of the trust are allocated daily to the investment funds based on each investment fund’s proportionate share of the current value of the trust assets.
Investment Valuation
Whirlpool Corporation common stock is valued at the last reported sales price on an active national securities exchange on the last business day of the plan year. Mutual funds are valued at quoted market prices, which represent the net asset values of shares at year-end. The fair value of the participation units and shares owned by the Plan in the common and collective trust funds are based on the net asset values at year-end. Self-directed brokerage accounts primarily consist of mutual funds that are valued at quoted market prices, which represent the net asset values of shares at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Within the common and collective trust funds, the Vanguard Retirement Savings Trust Fund III is designed to deliver safety and stability by preserving principal and accumulated earnings. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the funds.
All other trusts within the common and collective trust funds use an asset allocation strategy that is designed for investors planning to retire and leave the workforce in or within a few years of the target year. The common and collective trusts’ asset allocation will become more conservative over time. There are currently no redemption restrictions on these investments.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Administrative Expenses
In general, the Plan’s expenses, except for broker commissions, self-directed brokerage account fees, portfolio transaction fees, record keeping fees, and investment management fees (all of which are paid by participants) are paid by Whirlpool.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

(3)    FAIR VALUE MEASUREMENTS
Investments held by the Plan are stated at fair value. Fair value is measured based on an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a three-tiered fair value hierarchy is established, which prioritizes the inputs to valuation techniques used in measuring fair values as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
See Note 2 for a description of the valuation techniques and inputs used for each general type of assets measured at fair value. There have been no changes in the techniques and inputs used to measure fair values at December 31, 2016. The Plan had no Level 2 or 3 assets or liabilities at December 31, 2016 and 2015.
Assets measured at fair value are as follows:

December 31, 2016	Quoted Prices (Level 1)	Total
Mutual funds	$955,284,534	$955,284,534
Self-directed brokerage accounts	28,624,218	28,624,218
Whirlpool Corporation common stock	251,743,352	251,743,352
	$1,235,652,104	$1,235,652,104
Common/collective trust funds measured at net asset value:
Target retirement		812,968,580
Fixed income		323,651,163
Total common/collective trust funds		1,136,619,743
Total investments at fair value		$2,372,271,847

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2015	Quoted Prices (Level 1)	Total
Mutual funds	$900,398,743	$900,398,743
Self-directed brokerage accounts	27,709,581	27,709,581
Whirlpool Corporation common stock	216,795,738	216,795,738
	$1,144,904,062	$1,144,904,062
Common/collective trust funds measured at net asset value:
Target retirement		709,294,520
Fixed income		306,526,257
Total common/collective trust funds		1,015,820,777
Total investments at fair value		$2,160,724,839

(4)    INCOME TAX STATUS
The Plan has most recently received a determination letter from the Internal Revenue Service (the IRS) dated September 8, 2014, stating that the Plan is qualified under Section 401(a) of the IRC and that the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2013.
(5)    RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
(6)    RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The Plan holds units of common and collective trust funds and shares of mutual funds managed by Vanguard Fiduciary Trust Company, the custodian of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Supplemental Schedule

WHIRLPOOL 401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(Held at End of Year)
EIN 38-1490038        Plan #001
December 31, 2016

	Number of	Current
Description of Investment	Shares or Units	Value
Mutual funds:
Vanguard Extended Market Index Fund*	1,002,730	$179,950,011
Vanguard FTSE All-World ex-US Index Fund*	1,016,602	88,464,724
Vanguard Growth Index Fund*	4,642,772	266,077,278
Vanguard Institutional Index Fund*	619,698	126,313,005
Vanguard Prime Money Market Fund*	149,013	149,013
Vanguard Total Bond Market Index Fund*	11,084,173	118,046,439
Vanguard Value Index Fund*	4,865,693	176,284,064
		955,284,534
Common/collective trust funds:
Vanguard Retirement Savings Trust III*	323,651,163	323,651,163
Vanguard Target Retirement 2010 Trust Plus*	573,204	23,421,100
Vanguard Target Retirement 2015 Trust Plus*	659,201	28,569,755
Vanguard Target Retirement 2020 Trust Plus*	3,434,587	155,415,061
Vanguard Target Retirement 2025 Trust Plus*	1,758,235	81,968,927
Vanguard Target Retirement 2030 Trust Plus*	2,925,370	140,359,252
Vanguard Target Retirement 2035 Trust Plus*	1,272,953	62,794,795
Vanguard Target Retirement 2040 Trust Plus*	2,680,545	134,295,319
Vanguard Target Retirement 2045 Trust Plus*	1,266,374	63,546,631
Vanguard Target Retirement 2050 Trust Plus*	1,200,018	60,240,892
Vanguard Target Retirement 2055 Trust Plus*	537,870	26,963,432
Vanguard Target Retirement 2060 Trust Plus*	360,497	10,872,603
Vanguard Target Retirement Income Trust Plus*	630,332	24,519,927
Vanguard Target Retirement 2030 Trust I*	19	886
		1,136,619,743

Whirlpool Corporation common stock*	1,384,955	251,743,352
Vanguard Brokerage Option*	—	28,624,218
		2,372,271,847
Notes receivable:
Participant loans*	Varying maturities with interest rates of 4.25% - 10.5%	51,988,284
Total investments per Form 5500		$2,424,260,131
*Party in interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Whirlpool 401(k) Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Whirlpool 401(k) Retirement Plan

By:	/s/ JAMES W. PETERS
Name:	James W. Peters
Title:	Executive Vice President and Chief Financial Officer
Date: June 23, 2017

EXHIBIT INDEX
TO
FORM 11-K FOR
WHIRLPOOL 401(k) RETIREMENT PLAN

Exhibit Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm